Qiao Xing Universal Resources to Present at the Rodman & Renshaw
Investment Conference in New York
HUIZHOU, China — September 13, 2010
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (Nasdaq:XING — News) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that the Company will present at the Rodman & Renshaw Global Investment Conference (the “Conference”).
The Company will also have a non-deal road show between and after the conference to provide a business update to the investment community in New York, Dallas and Los Angles. The Company will deliver a PowerPoint presentation at the Conference, which is now available at the Company’s website www.cosun-xing.com and on the SEC website at www.sec.gov.

The date, time, and location of XING’s presentation on the China Track at the Conference are as follows:

Date:	Wednesday, September 15, 2010
Time:	09:10 a.m. to 09:35 a.m. (US Eastern Time)
Location:	Kennedy II Salon (4th floor)
The New York Palace
455 Madison Avenue
New York, NY
The Rodman & Renshaw conference is being held September 12 — 15, 2010 and features more than 100 Chinese companies on the China Track. The gathering of presenting companies, senior management, and industry experts, as well as institutional investors, provides a comprehensive look at China’s small- and mid-cap investment universe. Keynote speaker at the Conference will include Henry M. Paulson, Jr., 74th U.S. Secretary of the Treasury.
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper- molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated mining production capacity and volumes, unit net costs of mining production, mining sales volumes, ore grades, molybdenum and other commodity prices, demand for molybdenum, lead, zinc and other resources, mine development and capital expenditures, mine production and development plans, anticipated acquisitions, the privatization of QXMC, the spin off of QXMC’s mobile phone business, availability of power, water, labor and equipment, environmental liabilities and expenditures, litigation liabilities and expenses, estimates of proven and probable reserves and other mineralized material, political, economic and social conditions in the areas of the Company’s operations and exploration efforts and results.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 13, 2010.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. plans to file a Schedule 13E-3 with the United States Securities and Exchange Commission (the “SEC”) in connection with its proposed offer to acquire all of the outstanding shares of QXMC that it does not currently own (the “Proposed Offer”). The Schedule 13E-3 will contain additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 will contain important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer will be an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be available when filed free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:

Company Contact:	Rick Xiao, Vice President
Qiao Xing Universal Resources
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
Company Contact:
Mr. Rick Xiao, Vice President
Email: rick@qiaoxing.com
Tel: +86-752-282-0268
CCG Investor Relations Contact:
Mr. Ed Job, Account Manager
Email: ed.job@ccgir.com
Tel: +1-646-213-1914 (NY office)